United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

DENNY’S CORPORATION

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 5, 2024

Dear fellow Denny’s shareholders,

We write in reference to three items in Denny’s proxy statement: the election of its directors, our shareholder proposal regarding climate change, and a separate shareholder proposal regarding “gestation crates” in Denny’s pork supply.

Director elections

The Accountability Board will be voting AGAINST the reelection of Corporate Governance and Nominating Committee members Bernadette S. Aulestia, Brenda J. Lauderback, and Laysha Ward.

One of their Committee’s responsibilities is to “monitor and review the overall adequacy of, and provide oversight with respect to, the Company’s Environmental, Social & Governance (“ESG”) strategy, initiatives and policies.” But especially in regard to one critical environmental risk area—climate change—we find their oversight to be seriously lacking.

For context, Glass Lewis says it may “recommend voting against responsible directors” where it finds climate disclosures “to be absent or significantly lacking.” And Institutional Shareholder Services (ISS) says it will “generally vote against” directors “in cases where ISS determines that the company is not taking the minimum steps needed to understand, assess, and mitigate risks related to climate change.”

And Denny’s has minimal climate change risk disclosures. In fact, it’s 2023 10-K only mentions the phrase “climate change” two times: one is a brief reference to risks from “federal, state, local and international laws and regulations” governing “environmental matters, including those associated with efforts to address climate change” and the other is within a long list of ESG issues that appears within a broad ranging section about how “[e]xisting and changing legal and regulatory requirements, as well as an increasing focus on environmental, social and governance issues, could adversely affect [Denny’s] brand, business, results of operations and financial condition.”

While this certainly constitutes some acknowledgment of climate change risks, it strikes us as—to use Glass Lewis’ phrase—“severely lacking” in this regard. And as discussed below (in the context of our shareholder proposal), we find—to use ISS’ phrase—that the company is not taking the “minimum steps needed to understand, assess, and mitigate risks related to climate change.”

Therefore, we are compelled to vote AGAINST the election of these directors.

Proposal 4: Our shareholder proposal regarding climate change

In addition to Denny’s scant climate change risk disclosures, our proposal on the topic addresses the fact that Denny’s has been purporting to be “reducing” its emissions for years, but without providing any emissions data or measurable targets for achieving that goal.

Thus, our proposal asks for two actions: (1) for Denny’s to disclose its emissions, including any past emissions data it has gathered; and (2) for the company to establish measurable targets for further reducing its emissions.

Regarding the disclosure of any previously measured emissions data, Denny’s opposition statement is silent, and fails to address that request entirely. This leaves shareholders to wonder if, despite its last several years of statements about reducing its emissions, the company was even measuring them.

Regarding the issue of climate change in general, the Opposition Statement touts (for example) its use of LED lighting, its lack of Styrofoam, that recycling is “highly encouraged” at its corporate office and restaurants, and that its corporate headquarters recovers 180 lbs. of organic material per month. But that is not an adequate or meaningful response to the grave societal and (more to the point) material risks posed by climate change.

Lastly, regarding the Opposition Statement’s reference to the SEC’s new climate disclosure rules, we must note that the rules do not prescribe the disclosures or reduction targets called for in the proposal (nor do the rules pose any obstacles to acting on these measures).

Especially since our proposal is non-prescriptive (e.g., seeking measurable targets but not prescribing what precisely they should be) and since Denny’s provides no compelling response whatsoever to either of the proposal’s requests, we believe support is clearly warranted.

Proposal 5: The shareholder proposal regarding pig gestation crates

This proposal asks Denny’s to “publish measurable, timebound targets for eliminating (or at least significantly reducing) gestation crates in its pork supply.” As The Accountability Board has also engaged Denny’s on this topic, we also respond to the Company’s statement opposing the proposal.

For context, animal abuse poses risks that can jeopardize a company’s delivery of durable returns. In a now-infamous example, after the 2013 documentary Blackfish alleged abuse, SeaWorld’s share value fell 44%; by 2015, it had reported an 84% drop in second quarter net income compared to the previous year.

On this particular topic, eleven states ban or restrict these cages (see CageFreeLaws.com)—regulatory developments that “heighten the business risks associated with the use of gestation crates,” according to a 2023 Institutional Shareholder Services report analyzing another proposal on the topic. And Glass Lewis has stated that “the use of gestation crates could place companies at a financial disadvantage from an operational perspective.”

As the proposal points out, Denny’s has been purporting to address this issue for a dozen years now while displaying extremely minimal actual progress, and while still lacking any measurable targets.

Denny’s response displays a troublingly minimal level of understanding about the issue too. For example, the Opposition Statement says, “32% of our pork supply currently is sourced from suppliers that either use group housing systems or do not house confirmed pregnant sows in gestation crates.” [Emphasis added.]

But those two phrasings are simply industry terms for the very same housing systems: “group housing” systems include those which “do not house confirmed pregnant sows in gestation crates.” For Denny’s to apparently not be aware of this basic fact of pork production after more than a decade of allegedly working to address this issue raises a great deal of doubt as to the veracity of the company’s myriad claims.

Plus, 32% is significantly less than the national group sow housing average. Over a year ago, the National Pork Producers Council cited that figure at more than 40%, and we believe it’s significantly higher today. For a company that’s been assuring shareholders for well over a decade that it’s addressing this issue to still be using less than the national average of group-housed pork strikes us a clear indication of persistent, years-long inaction.

Moreover, the Opposition Statement says, “we believe we could increase our sourcing [of such pork] to 50% by 2028.” Given that the proposal clearly asks Denny’s to establish targets for “at least significantly reducing” gestation crates in its supply chain, we fail to understand why, if Denny’s could establish such targets, it hasn’t. Clearly, that statement seems to just reinforce the proposal’s feasibility.

Indeed, at this point, following over a decade of promises, establishing such targets is the next sensible step. Consider that Denny’s Opposition Statement says, “The Board and management will continue to monitor and evaluate the pork supply chain and our related long-term goal of phasing out the use of gestation crates.”

But we must ask: exactly how long this long-term goal is? Because over the last dozen years, Denny’s doesn’t seem to have made meaningful progress or even gained a basic understanding of the issue.

Meanwhile, Wendy’s already uses 100% group-housed pork domestically, McDonald’s will reach 100% this year, and Restaurant Brands International is tracking toward 94% globally. Panera, Shake Shack, Cheesecake Factory, Jack in the Box, Chipotle and many others exclusively use (or are on track to) group-housed pork, too. Kroger’s on track for “100% of fresh pork from sows in group housing” by 2025. Costco announced group housing “beginning in calendar 2023 for all fresh pork and Kirkland Signature cooler items.” Amazon “committed to sourcing gestation crate-free pork by 2025 in our grocery Private Brands fresh pork products in North America.” And Target already ensures group housing for “the vast majority” of fresh pork. The list goes on.

While we are not this proposal’s Proponent, we’ll nonetheless vote FOR it. Not just because we view the company’s Opposition Statement as significantly lacking, but because adoption of the proposal would help better align Denny’s with its restaurant industry peers and emerging regulations regarding pig confinement—something we believe would protect it (and its shareholders) from the substantial risks associated with the use of gestation crates.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.